E9	Shell Annual Report and Form 20-F 2011
Exhibits

EXHIBIT 99.2

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-177588, 333-177588-01) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397 and 333-171206) of the Royal Dutch Shell Dividend Access Trust of our report dated March 14, 2012, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/  PricewaterhouseCoopers CI LLP

PricewaterhouseCoopers CI LLP
Jersey, Channel Islands
March 14, 2012